EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 9, 2025

Eldorado Gold Achieves 2025 TSX30 Ranking for Top Performance

VANCOUVER, BC – Eldorado Gold Corporation (TSX:ELD) (NYSE:EGO) (“Eldorado” or “the Company”) is pleased to announce that it has been recognized by the Toronto Stock Exchange (“TSX”) as a top performer with the inclusion in the TSX30 for 2025. The annual ranking recognizes the 30 top performing companies on the Toronto Stock Exchange (TSX) over a three-year period, based on dividend-adjusted share price appreciation. Eldorado’s share price increased 238% for the three years ended June 30, 2025.

“We are honoured to receive this recognition on the 2025 TSX30,” said George Burns, President & Chief Executive Officer. “This important recognition is a result of our strong share price appreciation, driven by consistent operational performance, disciplined capital allocation, a strong balance sheet, global demand for metals supporting strong gold prices, and a clear focus on sustainable growth. Over the past three years we have strengthened our operations across Turkiye, Greece and Canada, advanced our transformational Skouries project, and maintained a pipeline of high-quality growth opportunities. This recognition builds momentum as we continue to focus on creating long-term, sustainable value for all our stakeholders.”

“The 2025 TSX30 captures the evolution of our capital markets, where companies are scaling to compete globally for market share and capital. These top performers represent diverse sectors unified by strategic positioning and proven execution,” said Loui Anastasopoulos, CEO, Toronto Stock Exchange. “Together, this list highlights how companies are capitalizing on prevailing economic trends, with investors prioritizing sustainable value creation from companies with proven business models and strong cash flow generation, whether in transformative technologies or our world-class resource and industrial sectors.”

For more information about the TSX30 and the rankings, please visit www.tsx.com/tsx30.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this presentation are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “continue”, and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.   Forward-looking statements or information contained in this presentation include, but are not limited to, statements or information with respect to: our focus on creating long-terms sustainable value for our shareholders;  and generally future plans and goals.

Forward-looking statements or information are by their nature based on a number of assumptions, that management considers reasonable.  However, such assumptions involve both known and unknown risks, uncertainties and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. Those risk factors are discussed in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name and the reader is directed to carefully review the detailed risk discussion in those documents for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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